Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377
Subject Company: Deer Holding Corp.

        Good morning, this is Jim Rogers. I'm sending this message to let you know of an announcement we are making today that will have a profound impact on the future of our company.

        We have reached agreement on a merger with Duke Energy that creates North America's largest diversified utility and gas operations company. This is the transforming transaction we have pursued for several years, and it is the right one for us.

        Most importantly for us, it will allow us to control our own destiny and be a major competitor across the country. The increased scale and scope of the new company will also give us a larger platform to pursue our energy and environmental policy initiatives on the national level.

        Duke and Cinergy have many shared beliefs and traditions, including high customer satisfaction, service reliability and community involvement. None of that will change.

        The headquarters of the new company will be in Charlotte, North Carolina, but we will continue to have our utility operations in Cincinnati and Plainfield and commercial operations in Houston. I will be CEO of the company when the merger is completed.

        As with the Cinergy merger, we expect that we will be able to reduce costs through consolidation. Our two companies currently employ over 29,000 people, and we estimate about a five percent reduction in that number through attrition, early retirements and other severance programs.

        We expect that it will take 12 months to achieve the required regulatory approvals and complete the merger. In the meantime, we still have our jobs to do in providing service to our customers externally and internally.

        If you want to get more information about the merger, visit iPower.

        This is truly a great day for Cinergy and is a giant step toward securing our future. Please join me in doing everything possible to insure our success.

        Thanks very much for your hard work and dedication.

Forward-Looking Statement

        This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

        Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.